Crosswind Renewable Energy Corp.

2025 29th Place, #200

Aventura, Fla 33180

March 10th, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Crosswind Renewable Energy Corp.
Form 10
Originally Filed January 19th, 2021

Dear Sirs:

Crosswind Renewable Energy Corp (“CWNR” or the "Company") acknowledges receipt of the letter dated February 15th, 2021 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses. We have attached a revised copy of the Form 10 redlined with changes as Exhibit A to this correspondence.

General

1.	Please revise to clarify your relationship with and transition from your predecessor, Stealth Medical Labs Inc., a Nevada Corporation whose Form 10 went effective in 1999. In this regard, it appears you received a letter from the staff on August 3, 2005 regarding your failure to file required reports under Section 13(a) of the Securities Exchange Act of 1934. Please revise or advise.

Response: The Company avers that it has no copy of said correspondence and as such, is not in a position to address this question. Moreover, the Company would point out that whatever the nature of this correspondence, it was sixteen years ago. The purpose of this Form 10 is for the company to again return obligatory fully reporting status, which would assumably remedy the nature of this unknown correspondence.

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Business of the Issuer, Page 1

2.

Please disclose the jurisdictions where you intend to conduct operations, what milestones you anticipate achieving in the short- and long-term, and the nature of the "preliminary discussions with several potential parties." In this regard, we note that your offices are in Florida, you are an Oklahoma corporation with no employees, and your auditor is in India. Additionally, we note you indicate you had $9,558 in cash at September 30, 2020. However, in the first sentence on page 7 and in the financial statements you indicate that you had $500 in cash. Please revise to eliminate the inconsistency.

Response: You are correct regarding the apparent discrepancy between the $9,558 cash as of 30th September and the $500 shown on page 7. This has been revised. This was an internal draftsman’s error, the cash differential was due to the cash on hand as of 1st September, and 30th of September. As of the 30th, $500 is the correct amount and it has been so revised.

Our operation is based in the state of Florida for practical reasons, as all three Directors reside there. We are currently extremely active and in daily meetings and discussions regarding real estate opportunities outside of Florida, primarily on the East Coast. Our Auditor is a PCAOB licensed Auditor who resides in California, USA. All funds to date have been provided on a loan basis from the CEO and currently exceed $50,000 as of this response date. The CEO has committed to provide the company funds on an ongoing basis until more permanent financing can be secured. From the initial $9,558.00 cash mentioned supra, said monies were expended on filings, OTC registration, contract services and other corporate expenses which depleted the account to $500.00 by the end of September, 2020. Additional funds are being secured by the company as needed on an ongoing schedule for expenses until outside capital can be secured. To this point, we have executed an LOI for $500,000 Convertible Note.

While our measurable landmark events are the actual real estate projects, our true initial milestones are Letters of Intent for specific real estate projects, as this is the initiating of the process, and after much due diligence. To date, we have submitted a Master Development agreement to the city of Opa Locka Florida to develop commercial, industrial and residential projects within the city. We have an LOI for property in Jacksonville Florida; we have an LOI for a project in St Petersburg Florida with a national builder (Horton); and we have submitted an LOI for the property directly across from the Tri Rail in Opa Locka to develop a Veterans Medical Center (the “Anthem Project”). There are several other projects that have yet to advance to the LOI stage, though ongoing. In addition, we are currently in final discussions and close to signing an LOI which will bring into the company an 18-year-old blue ribbon regional urban development company on the east coast with significant ongoing projects as well as a strong equity balance sheet in the tens of millions of dollars.

All of this, obviously, is non-public information and nothing will be announced until they are under contract, as noted in our press release of March 2nd, 2021. Our long-term goal is to be a recognized name and significant player in redeveloping of depressed and rundown properties through a private – public coalescence.

Acquisition by RCK Development LLC, page 3

3.	Please identify the parties and discuss the material terms of the acquisition referenced in the heading. Please clarify the status of the transaction given the statement in Note 8 of the financial statements that "said shares have yet to be issued." Additionally, identify and provide disclosure regarding promoters, including assets acquired or to be acquired by the registrant from a promoter. See Item 404(c).

Response: The parties were the public entity Crosswind and RCK LLC, a Florida entity comprised of Senator Ronald Silver, Charles Arnold and Kevin Humes, our current Directors. This transaction has fully concluded, and note 8 has been revised as the relevant share issuance has now taken place, and full consideration has now been given from the company to RCK via the share issuance as originally contemplated in the Acquisition Agreement. These shares were only issued in February, hence after the submission of this Form 10. Our Revised Form 10 reflects this change. The material terms of the Acquisition were that the “assets” Crosswinds was acquiring were the human assets, namely our Directors years of experience in the real estate and capital markets, as well as their contacts and several large public/private projects which they are key suitors. Regarding “promotors” the only person remotely fitting this description is David Kugelman, who is in charge of our press releases and information regarding the real estate projects themselves, and not “the company”. Moreover, zero assets were or will be acquired by Mr. Kugelman.

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Business Strategy, page 7

4.	Reference is made to the third paragraph on page 7. Please clarify how you "will likely be able to effect two to four new projects within the upcoming year" in light of the fact that you currently have $500 in assets and no discernible plan of financing.

Response: This is possible as these projects contemplate an equity consideration of shares, not cash payments from the company. Additionally, we currently have several offers from accredited Investment Funds which are interested to lend additional capital. The company operates with limited overhead other than the filing and corporate expenses until new projects are engaged.

Item 14. Financial Statements and Supplementary Data, page 15.

5.	We note you acquired the assets and liability on July 6, 2020. Please tell us how you determined it was unnecessary to provide financial statements for RCK Development LLC. Reference is made to Rule 804 of Regulation S-X.

Response: RCK Development LLC was formed in June, 2019 by Senator Silver and our CEO Charles Arnold. It was an entity in the barest of meaning, without any true existing operations including a bank account. This acquired private company is essentially devoid of assets (other than human) and no capital. Total expenses accrued from RCK was approximately $40,000. Moreover, the existence of this LLC ended ten days post execution of the Agreement, June 16th, 2020; and as such is no longer an active entity.

By application of weighting of Significance under SAB 80 the Company did not include the financials of the subsidiary RCK Development LLC. The RCK Balance sheet (Acquired Company) had no assets (other than human) and the 10% percent threshold is not met. The acquisition is a financially insignificant Limited Liability Company with no assets and no capital, hence lacking any true financial statements, they were simply deemed de minimis and far below the 10% threshold necessitating their inclusion.

In this case, utilizing the greatest of the three calculations as given in SAB §2015, the financials of RCK when totaled do not exceed 10% of significance, and as such, per §2030.1; such situations clearly present as an exception to the general rule of S-X 804, and as such, no financial statements are required.

Further, when reviewing §2070.11 “Financial Statement Requirements”, one may exclude pre-acquisition financial statements to the extent that the sum of their highest significance does not exceed 10%, which is clearly the situation here.

In addition, we further relied upon Section 2030.2 “Omitting Acquiree Balance Sheet” -Balance sheet of the acquired company is not required when the audited annual balance sheet of registrant is as of a date after consummation of the acquisition, which was precisely the facts in this case. In any event, the RCK financials, de minimis as they are, will be reflected in the next upcoming filing.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: 866 692-6847.

/s/ Charles Arnold

Charles Arnold, Dir., CEO

Crosswind Renewable Energy Corp.

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Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Crosswind Renewable Energy Corp. a/k/a Community Redevelopment Inc.
(Exact name of registrant as specified in its charter)

Oklahoma	85-2629422
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20295 29th Place, #200, Aventura, Fla 33180	33431
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (866) 692-6847

Copies to:

David E. Price, Esq.

#3 Bethesda Metro Center

Suite 700

Bethesda, Md 20814

Tel. (202) 536-5191

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Stock, $0.001 par value	N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

We are voluntarily filing this General Form for Registration of Securities on Form 10-A to register our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act. As of the effective date, we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to the “Registrant,” the “Company,” “we,” “our” or “us” means Crosswind Renewable Energy Corp. Our principal place of business is located at 20295 29th Place, #200, Aventura, Fla 33180. Our telephone number is: (866) 692-6847.

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EXPLANATORY NOTE

We are voluntarily filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act. As of the effective date, we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to the “Registrant,” the “Company,” “we,” “our” or “us” means Crosswind Renewable Energy Corp. Our principal place of business is located at 20295 29th Place, #200, Aventura, Fla 33180. Our telephone number is: (866) 692-6847.

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FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire registration statement carefully, especially the risks discussed under the section entitled “Risk Factors.” Although management believes that the assumptions underlying the forward-looking statements included in this registration statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this registration statement will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements unless required by applicable laws or regulations.

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Item 1. Business.

Crosswind Renewable Energy Corp. was incorporated in the State of Oklahoma on August 16th, 2010. At the time of its creation, the Company had been engaged in marketing renewable energy, sales and marketing of turbines, lighting and solar energy sources. On July 6th, 2020, the company completed a transaction whereby the core business of the Company is now that of the new merged business. Community Redevelopment, Inc. operates as a community oriented real estate redeveloper targeting economic growth and opportunity zones in secondary and tertiary value-added markets. Our name was formally changed to Community Redevelopment Inc. on June 24th, 2020 as part of the overall transaction The Company is primarily focused on opportunity zones in an effort to bring commerce and affordable housing to underserved areas. Community Redevelopment plans to provide numerous opportunities to improve low-income neighborhoods for residential, commercial, and industrial opportunities through government incentives, long term partnerships and agreements. Our mission is to rebuild depressed communities, change the direction of youth and improve the quality of life in those communities, and provide our investors with an opportunity to profit. We intend to accomplish this by focusing on partnerships between the public and private sector to generate both business interest and business activity in low-income neighborhoods that have gone unnoticed by the development community at large, while repairing and amending relationships in these underserved communities.

Community Redevelopment, Inc. is not an opportunity zone fund, or a real estate investment trust. Community Redevelopment, Inc. is a real estate developer offering potential investors an opportunity to participate in the process of investing in real estate projects that could improve the quality of life for residents of low-income neighborhoods, via a publicly traded company. The Company intends to work with other real estate developers, as well as local and state government agencies to complete its projects in these communities.

Business of Issuer

The Company is not a “shell company,” as it has formal operations, emplaced Board, and several executed Memorandums of Understanding with current projects, in spite of having no significant cash on hand since the change in control of July 6th, 2020. As of September 30, 2020, the Company had $500 in cash and its auditors have issued an opinion raising substantial doubt about its ability to continue as a going concern. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

The Company’s current management believes the advantages of being a publicly held corporation will enable it to project further and faster growth during this market down-turn. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through community-private partnerships within different US jurisdictions.

During the remainder of the fiscal year and beyond such time, we anticipate incurring costs related to the filing of Exchange Act reports, and investigating, analyzing and consummating further local partnerships. We believe we will be able to meet these costs through the use of funds to be loaned by or invested in us by our stockholders, management or other investors. Our management and stockholders have indicated their intent to advance funds on behalf of the Company as needed in order to accomplish its business plan and comply with its Exchange Act reporting requirements; however, there are no agreements in effect between the Company and our management and stockholders specifically requiring that they provide any funds to the Company. As a result, there are no assurances that such funds will be advanced or that the Company will be able to secure any additional funding as needed.

As of the date of this filing, the Company has entered into preliminary discussions with several potential parties, though no definitive agreements have been executed to date.

While the Company has limited assets and no revenues, the Company has an exceptionally experienced management and unrestricted flexibility in seeking, analyzing and participating in potential urban renewal opportunities in the area of community redevelopment. In its efforts to analyze potential ventures, the Company will consider the following kinds of factors:

(a) potential for growth, indicated by local need and assigned local, state or Federal funding towards urban renewal in that given locale.

(b) competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c) strength and diversity of current management;

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(d) capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through joint ventures or similar arrangements, sales of securities, or from other sources;

(e) the extent to which the business opportunity can be advanced; and

In applying the foregoing criteria, no one of which will be definitive, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available urban renewal opportunities may occur in many different locales, and at various stages of development, all of which will make the task of comparative investigation and analysis of such urban renewal opportunities extremely difficult and complex. Due to the Registrant’s limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be engaged. In addition, we will be competing against other entities that possess greater financial, technical and managerial capabilities for identifying and completing new projects.

In evaluating a prospective new project, we will conduct as extensive a due diligence review of potential targets as possible given our dependence upon the ever-changing city, state and federal funding initiatives for urban redevelopment and our limited financial resources. We expect that our due diligence will encompass, among other things, meetings with the local government officials and inspection of its neighborhoods and infrastructure, as necessary, as well as a review of financial, government statistical data and other information which is made available to us. This due diligence review will be conducted primarily by our management or by unaffiliated third parties we may engage, including but not limited to attorneys, accountants, consultants or other such professionals. The costs associated with hiring third parties as required to complete a new project may be significant and are difficult to determine as such costs may vary depending on a variety of factors, including the locale, amount of time it takes to complete a new project, the location of the project, and the size and complexity of the business of the project. As of the date of this filing, the Company has identified several potential business opportunities. The Company is currently in discussions with several but not limited to developers, real estate owners, property management company in California, Colorado, Florida, Georgia, Maryland, Ohio and Texas to either acquire, design and or redevelop properties.

Our limited funds will likely make it difficult to conduct a complete and exhaustive investigation and analysis of a target project at this early stage without bringing on strategic local partners, which is part of our business plan, see infra. As a general rule, it normally requires approximately 3-6 months to carry out due diligence and meeting with local and state officials, and approximately 9-12 months to follow through to completion. The estimated costs for this period and need are anywhere from approximately $750,000 to $1,500,000.

The time and costs required to select and evaluate a target project and to structure and complete a new project cannot presently be ascertained with any degree of certainty. The amount of time it takes to complete a new project, the location of the project, and the size and complexity of the project neighborhood, the scope of city, state and federal regulations, and whether funds may be raised contemporaneously with the transaction are all factors that determine the costs associated with completing a new project transaction. The time and costs required to complete a new project can be estimated once a new project target has been identified. Any costs incurred with respect to the evaluation of a prospective new project that is not ultimately completed will result in a loss to us.

Through information obtained from industry professionals including attorneys, architects, developers, appraisers, accountants, commercial and residential real estate brokers, builders, engineers as well as other consultants with experience in the urban redevelopment sphere, there are literally thousands of new potential projects, and the aim of the management is to filter through these for the most reasonably achievable urban renewal projects.

We are, and will continue for the foreseeable future to be, an insignificant participant on the national level of public-private urban renewal.

Nearly all similar companies have significantly greater financial resources; consequently, we will be at a competitive disadvantage in identifying possible urban renewal opportunities and successfully completing a new project. These competitive factors may reduce the likelihood of our identifying and consummating a successful new project.

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We presently have no employees. Our officers and directors are engaged in outside business activities and are employed on a full-time basis by other companies. Our officers and directors will be dividing their time amongst these entities and anticipate that they will devote less than full time to our business until the successful project has been identified. The specific amount of time that management will devote to the Company may vary from week to week or even day to day, and therefore the specific amount of time that management will devote to the Company on a weekly basis cannot be ascertained with any level of certainty. In all cases, management intends to spend as much time as is necessary to exercise their fiduciary duties as an officer and/or director of the Company and believes that they will be able to devote the time required to consummate a new project transaction as necessary. We expect no significant changes in the number of our employees other than such changes, if any, incident to a new project.

It is likely that the Registrant will engage its participation in a business opportunity through the issuance of its Common Stock or other securities of the Registrant, which could result in substantial dilution to the equity of stockholders of the Registrant immediately prior to the consummation of a transaction. Although the terms of any such transaction have not been identified and cannot be predicted, it is expected that any new project transaction the Company may enter into would be structured as a “tax free” reorganization. It should be noted that the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) depends upon the transaction meeting certain statutory and non-statutory requirements. There are different types of statutory requirements for each type of tax-free reorganization and thus each transaction must be reviewed carefully to determine its eligibility for a tax-free reorganization. One of the statutory requirements in a tax-free reorganization is that at least a certain percentage of the total consideration in the transaction must be voting stock of the engager corporation. This could result in substantial dilution to the equity of those who were stockholders of the Registrant prior to such reorganization. In addition, post-transaction dispositions of Registrant’s stock received as consideration could have implications for the tax-free nature of the transaction in question.

Acquisition by RCK Development LLC

Community Redevelopment, Inc. operates as a community oriented real estate redeveloper targeting economic growth and opportunity zones in secondary and tertiary value-added markets. The Company is primarily focused on opportunity zones in an effort to bring commerce and affordable housing to underserved areas. Community Redevelopment plans to provide numerous opportunities to improve low-income neighborhoods for residential, commercial, and industrial opportunities through government incentives, long term partnerships and agreements. Our mission is to rebuild depressed communities, change the direction of youth and improve the quality of life in those communities, and provide our investors with an opportunity to profit. We intend to accomplish this by focusing on partnerships between the public and private sector to generate both business interest and business activity in low-income neighborhoods that have gone unnoticed by the development community at large, while repairing and amending relationships in these underserved communities.

Community Redevelopment, Inc. is not an opportunity zone fund, or a real estate investment trust. Community Redevelopment, Inc. is a real estate developer offering potential investors an opportunity to participate in the process of investing in real estate projects that could improve the quality of life for residents of low-income neighborhoods, via a publicly traded company. The Company intends to work with other real estate developers, as well as local and state government agencies to complete its projects in these communities.

The present stockholders of the Registrant representing management control approximately 57% of the company and are the largest shareholders of the voting securities of the Registrant. As part of said merger, the past Director resigned and the majority shareholders elected our current Board.

It is anticipated that the investigation of specific urban renewal opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. The costs that will be incurred are difficult to determine with any degree of specificity at this time as such costs are expected to be dependent on factors such as the amount of time it takes to identify and complete a new project transaction, the location, size and complexity of the business of the project, the local, state and federal laws and/or matching funds, the scope of the due diligence investigation required, possible changes in the Company’s capital structure in connection with the transaction, and whether funds may be raised contemporaneously with the transaction. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation might not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific project opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred. The Company is currently in discussions with several qualified developers, real estate owners, and property management companies in California, Colorado, Florida, Georgia, Maryland, Ohio and Texas to either acquire, design and or redevelop properties.

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Emerging Growth Company

The Company is an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of Sections 14A(a) and (b) of the Securities Exchange Act of 1934 to hold a nonbinding advisory vote of stockholders on executive compensation and any golden parachute payments not previously approved.

The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of any fiscal year following the anniversary of the initial reporting.

To the extent that we continue to qualify as a “smaller reporting company”, as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (2) scaled executive compensation disclosures; and (3) the requirement to provide only two years of audited financial statements, instead of three years.

Item 1A. Risk Factors.

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The Company was originally organized in marketing renewable energy, sales and marketing of turbines, lighting and solar energy sources. On July 6th, 2020, post-merger the new company Community Redevelopment, Inc. operates as a community oriented real estate redeveloper targeting economic growth and opportunity zones in secondary and tertiary value-added markets. The name of the Company was formally changed on June 24th, 2020, as part of the merger process. The Company is primarily focused on opportunity zones in an effort to bring commerce and affordable housing to underserved areas. Community Redevelopment plans to provide numerous opportunities to improve low-income neighborhoods for residential, commercial, and industrial opportunities through government incentives, long term partnerships and agreements. Our mission is to rebuild depressed communities, change the direction of youth and improve the quality of life in those communities, and provide our investors with an opportunity to profit. We intend to accomplish this by focusing on partnerships between the public and private sector to generate both business interest and business activity in low-income neighborhoods that have gone unnoticed by the development community at large, while repairing and amending relationships in these underserved communities.

Community Redevelopment, Inc. is not an opportunity zone fund, or a real estate investment trust. Community Redevelopment, Inc. is a real estate developer offering potential investors an opportunity to participate in the process of investing in real estate projects that could improve the quality of life for residents of low-income neighborhoods, via a publicly traded company. The Company intends to work with other real estate developers, as well as local and state government agencies to complete its projects in these communities.

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Community Redevelopment, Inc.

Community Redevelopment, Inc. operates as a community oriented real estate redeveloper targeting economic growth and opportunity zones in secondary and tertiary value-added markets. The Company is primarily focused on opportunity zones in an effort to bring commerce and affordable housing to underserved areas. Community Redevelopment plans to provide numerous opportunities to improve low-income neighborhoods for residential, commercial, and industrial opportunities through government incentives, long term partnerships and agreements. Our mission is to rebuild depressed communities, change the direction of youth and improve the quality of life in those communities, and provide our investors with an opportunity to profit. We intend to accomplish this by focusing on partnerships between the public and private sector to generate both business interest and business activity in low-income neighborhoods that have gone unnoticed by the development community at large, while repairing and amending relationships in these underserved communities.

Underdeveloped Neighborhoods

Community Redevelopment intends to offer shareholders a means of affecting social change in society. Our management team believes every family should be able to live in a safe neighborhood that supports safety and security while boosting children’s chances to grow and succeed. High levels of joblessness have been characteristic of extremely high-poverty neighborhoods in primarily urban settings. In spite of America's many successes, many low-income families and families of color live in neighborhoods that lack resources. Community Redevelopment plans to work with federal, state, and local governments, as well as community leaders and other developers, to develop a coordinated strategy to improve access to underdeveloped neighborhoods for low-income families and families of color. While many real estate companies only focus on getting the maximum profit out of each development, Community Redevelopment intends to avoid gentrification, which is often defined as the transformation of neighborhoods from low value to high value. This change has the potential to cause displacement of long-time residents and businesses. Displacement happens when long-time or original neighborhood residents move from a gentrified area because of higher rents, mortgages, and property taxes. Community Redevelopment plans to embrace social change and a profound impact of society by developing communities where people of all socioeconomic classes can live in the same community. Our goal is to provide a safe area thriving with commerce.

Today, almost 14 million people live in neighborhoods with a majority of the residents below the poverty level. This is more than twice as many as in 2000. Community Redevelopment management believes a significant and sustained opportunity exists to support regional “opportunity neighborhood” plans in select metropolitan areas. This effort would engage community-based institutions, advocates, civic and business leaders, researchers, philanthropy, and policymakers in an effort to build a long-term plan to transform the region’s geography of opportunity. These plans would be developed through an inclusive process that engages residents. We believe the opportunity exists to profitably restore well-being and opportunity to historically distressed neighborhoods, preserve affordable housing in revitalizing neighborhoods, and expand access to opportunity-rich neighborhoods for people living in distressed communities.

Business Strategy

Community Redevelopment intends to be involved in all aspects of the land development cycle including, land acquisition, entitlements, construction of project infrastructure, home building, marketing, sales, and management of various residential and mixed-use commercial projects. We plan to offer developed residential and mixed-use commercial properties to single family buyers through an on-demand supply of commuter oriented single-family lots with flexible and customizable contemporary home plans, as well as large and small businesses. In addition, our ability to acquire and develop single and multi-family rental properties that can either be held by us or sold to regional and national companies further strengthens our product offering. We believe our strategy of working with federal, state, and local governments, as well as community leaders and other developers in our principal geographic area and our targeted areas for expansion, will provide us with a diverse product portfolio and an opportunity to increase our overall market share. Community Redevelopment, Inc. affords potential investors a significant opportunity to participate in the process of identifying and redeveloping entire communities and regional areas, via a publicly traded company. The Company intends to work with local and state government agencies relating to real property asset class sectors, including residential, commercial and industrial. Redevelopment of these real estate sectors is expected to have a substantial positive impact within these and surrounding communities.

5

Community Redevelopment Inc. is primarily focused on partnerships between the public and private sector that involve collaboration between a government agency and private-sector companies that can be used to finance, build, and operate projects, such as public transportation networks, parks, and convention centers. Financing a project through a public-private partnership can allow a project to be completed sooner, or make it a possibility in the first place.

Public-private partnerships typically have contract periods of 25 to 30 years or longer. Financing comes partly from the private sector but requires payments from the public sector and/or users over the project's lifetime. The private partner participates in designing, completing, implementing, and funding the project, while the public partner focuses on defining and monitoring compliance with the objectives. Risks are distributed between the public and private partners according to the ability of each to assess, control, and cope with them.

Community Redevelopment, Inc. will analyze potential ventures based on the following factors:

1.	Potential for growth indicated by local need and assigned local, state or Federal funding towards urban renewal in that given locale.
2.	Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole.
3.	The strength and diversity of the current management.
4.	Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through joint ventures or similar arrangements, sales of securities, or from other sources.
5.	The extent to which the business opportunity can be advanced.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing new projects for the next 12 months and beyond such time will be paid with funds to be loaned to or invested in us by our stockholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

(i) filing of timely Exchange Act reports, and

(ii) investigating, analyzing and consummating a viable project.

We believe we will be able to meet these costs through use of funds to be loaned by or invested in us by our stockholders, management or other investors. There are no assurances that such funds will be advanced or that the Company will be able to secure any additional funding as needed. As of September 30, 2020, the Company had $500 in cash. In connection with advances made from time to time in connection with costs incurred by the Company, the Company issued a promissory note to its Director Charles Arnold for $15,556 to date. Said Note is interest free, open with no end date, and callable at will.

The Company has used the proceeds from the note to cover its immediate required expenses. Although Mr. Arnold has no obligation to advance funds to the Company, it is anticipated that he may advance further funds to the Company as fees and expenses are incurred in the future. The note is attached hereto as Exhibit 10.1. Except as disclosed herein, we currently have no other agreements or specific arrangements in place with any loan holder.

Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay any liabilities arising from normal business operations when they come due. Our ability to continue as a going concern is also dependent on our ability to find a suitable project and partners for said project, however there is no assurance of additional funding being available.

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The Company, as of September 30, 2020 had $500 in cash and has not earned any revenues from operations to date. In the next 12 months, we expect to incur expenses equal to approximately $75,000 related to legal, accounting, audit, and other professional service fees incurred in relation to the Company’s Exchange Act filing requirements. The costs related to the acquisition of a new project vary widely and are dependent on a variety of factors including, but not limited to, the amount of time it takes to complete a new project, the location of the project, the size and complexity of the urban locale, possible changes in the Company’s capital structure in connection with the transaction, and whether funds may be raised contemporaneously with the transaction. Therefore, we believe such costs are unascertainable until the Company identifies a viable new project. These conditions raise substantial doubt about our ability to continue as a going concern. The Company is currently focusing its efforts on two to three viable urban renewal development projects, and expect to close during the late part of the first quarter or early second quarter of 2021.

While most urban redevelopment projects are a local organization or NPO, our management believes that the public company status that we have attained will provide us greater access to the capital markets, increase its visibility in the investment community, and offer the opportunity to utilize its stock to further our urban renewal projects. There is no assurance that we will in fact have access to additional capital or financing as a public company.

Our management anticipates that it will likely be able to effect two to four new projects within the upcoming year, due primarily to our limited financing. This lack of clarity in our immediate future should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against potential gains from another with any degree of foreknowledge at this point.

The Company anticipates that the selection of a new project will be complex and extremely risky. While the Company is in a competitive market with a small number of urban renewal opportunities through information obtained from industry professionals including attorneys, investment bankers, and other consultants with experience in the reverse merger industry, our management believes that there are opportunities for a new project with firms seeking the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available new projects may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such urban renewal opportunities extremely difficult and complex.

We have not established a specific timeline nor have we created a specific plan to identify an acquisition target and consummate a new project. We expect that our management and the Company, through its various contacts and affiliations with other entities, will locate a new project target. We expect that funds in the amount of approximately $75,000 will be required in order for the Company to satisfy its Exchange Act reporting requirements during the next 12 months, in addition to any other funds that will be required in order to complete a new project. Such funds can only be estimated upon identifying a new project target. Our management and stockholders have indicated an intent to advance funds on behalf of the Company as needed in order to accomplish its business plan and comply with its Exchange Act reporting requirements, however, there are no agreements in effect between the Company and our management or stockholders specifically requiring they provide any funds to the Company. Therefore, there are no assurances that the Company will be able to obtain the required financing as needed in order to consummate a new project transaction.

On March 11, 2020, the World Health Organization officially declared the outbreak of the novel coronavirus COVID-19 a “pandemic.” A significant outbreak of COVID-19 and other infectious diseases has resulted in a widespread health crisis that has significantly adversely affected businesses of all types, economies and financial markets worldwide. The business of any potential target project with which we consummate a new project could be materially and adversely affected. Furthermore, we may be unable to complete a new project if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the project’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts our search for a new project will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to consummate a new project, or the operations of a target project with which we ultimately consummate a new project, may be materially adversely affected.

7

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Item 3. Properties.

The Company neither rents nor owns any properties. The Company utilizes the office space and equipment of its management at no cost. Given the limited need of the Company, management believes that the office space is more than suitable and adequate. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this filing, the number of shares of Common Stock owned of record and beneficially by the Company’s affiliates, directors and officers:

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Ronald Silver, Dir.	500,000,000	20%
Kevin Humes, Dir.	500,000,000	20%
Charles Arnold, Dir.	166,666,600	6.67%
Stalin Cruz	500,000,000	20%
Kendrick Toussaint	100,000,000	5%
All Directors and Officers as a Group None	1,766,666,600	71.67%

Item 5. Directors and Executive Officers.

(a) Identification of Directors and Executive Officers.

Our officer and directors, and additional information concerning each of them, are as follows:

Name	Age	Position
Charles Arnold	69	Director, Chief Executive Officer

Ronald Silver	77	Director, Chairman

Kevin Humes	62	President

K. Bryce Toussaint	49	Interim Chief Financial Officer

Stalin A. Cruz	47	Director, EVP of Finance & Investment Strategy

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Charles Arnold, 69, assumed the role of CEO and was elected to the Board of Crosswind Renewable Energy Corp. on July 6, 2020. After overseeing the completion of the acquisition of the assets and liabilities of RCK Development LLC in a merger agreement, he will lead the Company as it provides commerce and affordable housing to underserved areas. As CEO, Mr. Arnold is focused on building partnerships between the public and private sector to improve low-income neighborhoods for residential, commercial, and industrial opportunities through government incentives and agreements.

Mr. Arnold has enjoyed tremendous success as an entrepreneur and has served as a consultant and advisor to public and private companies since 1992. His primary role has been to assist clients in making informed decisions on appropriate corporate structures, corporate governance, company strategy, disclosure, as well as guiding management on the selection of their professional team of bankers, lawyers, accountants, and key internal executives. Mr. Arnold has been responsible for financing, capitalizing, and structuring start-up companies from the inception stages to the public market, while providing management teams with a comprehensive set of strategies to increase the probability of successful execution and to set the stage for long-term shareholder returns. He looks forward to utilizing his vast amount of business experience to rebuild depressed communities, and to improve the quality of life in those communities, while providing investors with an opportunity to participate.

Mr. Arnold has traveled extensively to speak at both domestic and international investment conferences. After retiring from the lecture circuit to focus on his consulting and advisory practice, he remains in demand as a lecturer at seminars on entrepreneurship, business economics, and business development. Mr. Arnold has appeared in the Wall Street Journal and been quoted in Bloomberg, Reuters, and other financial publications. He also was a board member of the “Total Return Fund” and the “Income Plus Fund”. He was the president Sound Money Investors and is currently the CEO of Stemtech Corporation.

Senator Ronald A. Silver, 77, served in the Florida House of Representatives from 1978 to 1992. While in the Florida House, Senator Silver served in major positions, including Majority Whip (1984-1986) and Majority Leader (1986-1988). He also chaired various committees, including the Select Committee on Juvenile Justice, Criminal Justice, Ethics and Elections, as well as the Subcommittee of Appropriations on General Government. Senator Silver was elected to the Florida Senate in 1992 and subsequently re-elected, serving as the Majority (Democratic) leader for the 1994 session. During his last term in the Senate, he was designated by both the House and Senate as the Dean of the Legislature recognizing his standing as the longest serving member.

His career as a lawmaker has yielded a vast and extensive knowledge of public policy issues and the legislative process, allowing him to be an advocate and servant for his diverse community. Throughout his tenure in the Senate, Mr. Silver has been known to tackle tough issues, transcend partisanship and build strong coalitions. As Senator, he served on a variety of committees, and was chairman of both the Appropriations Subcommittee on Health and Human Services and Criminal Justice. His career in the Senate has earned praise from his colleagues, in both the legislature and other branches of government throughout the nation.

In 1993, Mr. Silver was elected Chairman of the Southern Legislative Conference (17 Southern States) of the Council of State Governments. Most recently, a new prescription drug plan for Medicare-eligible senior citizens in the State of Florida has been named the “Silver Saver” in his honor.

Since his retirement from the Senate in 2002, Mr. Silver also functions as President of his own consulting firm (Ron Silver & Associates) and maintains his law practice in Miami Beach, Florida. In addition, Mr. Silver served as the first chairman of the Florida Biofuels Association and is currently the immediate past chairman and a Member of the Board Directors of that organization.

Kevin Humes, 62, is a retired, disabled veteran who is the managing partner of USA International Holdings Co, U.S.A. AIA International Corp. During his 18 years of decorated service in the U.S. Army and prior to his medical discharge, Kevin was responsible for in-service recruitment, retention, education, and service member training for a company unit size of 300 personnel. Additional duties included assisting service members in preparation for departure from military service by utilizing all resources available to ensure a smooth transition.

In 2000, Mr. Humes founded and became President and CEO of the American Veterans Alliance (AVA), a veteran’s service organization. He also became President of the American Alliance for Disabled Veterans, a 501c-3 non-profit organization. Both organizations were founded to support veterans by assisting with providing education, employment, access to quality health care, and guidance in business and entrepreneurship.

9

Kevin’s legislative endeavors to support and empower veterans throughout the past 20 years have put the American Veterans Alliance and the American Alliance for Disabled Veterans front and center, advocating directly to the Secretary of Veteran Affairs, the Joint Chiefs of Staff, the Department of Defense, and the Department of Labor, along with many of America’s largest veteran organizations.

K. Bryce Toussaint, 49, is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (Equity and Debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the Energy (Renewable, E&P, and Midstream), Manufacturing, Nutraceutical and Technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles promulgated by the Financial Accounting Standards Board. This expertise stems from his completion of numerous audits for publicly and privately held companies, as well as the invaluable knowledge of SEC rules and regulations he gained as both the CEO and CFO of public companies. In addition, Mr. Toussaint has demonstrated the ability to streamline business operations that drive growth and increase efficiency and bottom-line profit. He possesses strong qualifications in developing and implementing financial controls and processes, as well as productivity improvements and change management.

Currently, Mr. Toussaint is the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of NASDAQ listed Corporation MYOS-Rens from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity.

Mr. Toussaint has worked in more than seven countries including the United Kingdom, Spain, France, Mexico, and Central America, as he is bilingual in English and Spanish. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a CPA in the State of Texas.

Stalin A. Cruz, 47, Mr. Cruz is an experienced, knowledgeable and successful financial services executive with over 26 years of expertise. His extensive knowledge of domestic and international markets has afforded him the ability to be a great asset to the industry. As a Director and the Executive Vice President of Finance and Investment Strategy for Community Redevelopment Inc., he provides the company with strategic direction to achieve its expansion goals, capital needs, and liquidity requirements.

Additionally, he is the Managing Partner and CEO of Cruz Capital Management, LP. Mr. Cruz is also a member of the capital markets team at a New York based full-service investment banking and brokerage firm. Prior to these ventures, he has held several principal positions throughout his Wall Street career. In the real estate sector, he has covered and dealt with REITs, hedge funds, institutional and private investors in CMBS trading, as well as debt and equity transactions.

(b) Significant Employees.

None.

(c) Family Relationships.

None.

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(d) Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Registrant during the past ten years.

Item 6. Executive Compensation.

The following table sets forth the cash and other compensation paid by the Company to its officer and directors during the period from inception (August 16, 2010) through the date of this filing.

Name and Position	Year	Salary	Bonus	Option Awards	All other Compensation	Total
Robert Rakow (1) Director, CEO (past)	2020	None	None	None	None	None

Charles Arnold (2) Director, CEO (present)	2020	None	None	None	None	None

_______________________

(1)	Rober Rakow was immediate past Director and took no salary.

(2)	Charles Arnold was appointed as Director and CEO on July 6th, 2020. He also receives no salary.

The following compensation discussion addresses all compensation awarded to, earned by, or paid to the Company’s named executive officers. The Company’s officer and directors have not received any cash or other compensation since inception through the date of this filing. No compensation of any nature has been paid for on account of services rendered by a director in such capacity.

It is possible that, after the Company successfully consummates a new project with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Except as otherwise disclosed herein, there are currently no understandings or agreements regarding compensation our management will receive after a new project.

Compensation Committee and Insider Participation

The Company does not have a standing compensation committee or a committee performing similar functions.

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Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

None.

Charles Arnold, Director and CEO of the Company, has leant the company funds from time to time as needed.

A Promissory Note between Mr. Arnold and the Company has been executed and is interest free and callable at will. The Company has used the proceeds from the note to cover its immediate required expenses. Although Mr. Arnold has no obligation to advance funds to the Company, it is anticipated that he may advance further funds to the Company as fees and expenses are incurred in the future. As of September 30, 2020, the total amount due under the note was $15,556. The note is attached hereto as Exhibit 10.1. Except as disclosed herein, we currently have no other agreements or specific arrangements in place with any loan holder. The note is attached hereto as Exhibit 10.1.

The Company currently uses the office space and equipment of its management at no cost.

Promoters and Certain Control Persons

The Company’s management, through its various contacts and affiliations with other entities, including Montrose Capital, may assist the Company with due diligence in identifying a new project target. There are currently no agreements or preliminary agreements between us and any other entities including but not limited to Montrose Capital. As of this date, Montrose Capital has not introduced any specific candidate for a potential new project to the Company. If Montrose Capital identifies or introduces any potential new project opportunities to the Company, the principal owners of Montrose Capital, including members of our management may purchase securities in the Company.

Director Independence

Our Common Stock is not quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our board of directors be independent and therefore, the Company is not subject to any director independence requirements. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, one of our directors, Ian Jacobs, would not be considered independent as he serves as an officer of the Company.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

Item 8. Legal Proceedings.

There are presently no pending legal proceedings to which the Company or any of its property is subject, or any material proceedings to which any director, officer or affiliate of the Registrant, any owner of record or beneficially of more than five percent of any class of voting securities is a party or has a material interest adverse to the Company, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

12

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a) Market Information.

The Common Stock is trades on the “OTC” market under the ticker “CWNR”. Over the past year, our stock has gone from a low of $0.002 to a high of $0.033.

(b) Holders.

As of the date of the Form 10 filing, there were 121 record holders of an aggregate of 125,048,768 shares of the Common Stock issued and outstanding. As of the date of this Amended Form 10, there are now 131 record holders of an aggregate 2,495,499,668 shares of common stock issued and outstanding.

(c) Dividends.

The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant’s business.

(d) Securities Authorized for Issuance under Equity Compensation Plans.

None.

Item 10. Recent Sales of Unregistered Securities.

None. No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued. The sale of the securities identified above were made pursuant to a privately negotiated transaction that did not involve a public offering of securities and, accordingly, was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof and the rules promulgated thereunder.

Item 11. Description of Registrant’s Securities to be Registered.

(a) Capital Stock.

The Company was originally authorized by its Certificate of Incorporation to issue an aggregate of 150,000,000 shares of capital stock, no Preferred Stock having been created nor issued. On February 11, 2021, the Company raised its Authorized stock to 3 Billion shares, no preferred having been created nor issued. As of the date of filing this Amended Registration Statement, 2,495,499,668 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Company’s board of directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

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Preferred Stock

To date, no Preferred Stock has been Authorized nor issued.

(b) Debt Securities.

None.

(c) Warrants and Rights.

None.

(d) Other Securities to Be Registered.

None.

Item 12. Indemnification of Directors and Officers.

Oklahoma General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Oklahoma General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

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Item 13 Subsequent Events

On July 6th, 2020, pursuant to the Merger Agreement, the company underwent a change of control, whereby the former Director Robert Rakow resigned, and Charles Arnold became the new Director and CEO. Thus, as of December 31st, 2019, Robert Rakow was the Director, whereas any date past July 6th, 2020, Mr. Arnold was Director and CEO.

Item 14. Financial Statements and Supplementary Data.

We set forth below a list of our financial statements included in this Registration Statement on Form 10-A.

Statement	Page
Balance Sheet as of September 30, 2020 (Unaudited) and December 31, 2019 (Audited)	F-1
Statement of Operations for the nine months ended September 30, 2020 and 2019 (Unaudited)	F-2
Statement of Changes in Stockholders’ Deficit for the nine months ended September 30, 2020 (Unaudited) and for the years ended December 31, 2019 and 2018 (Audited)	F-3
Statement of Cash Flows for the nine months ended September 30, 2020 and 2019 (Unaudited)	F-4
Notes to Financial Statements for the nine months ended September 30, 2020 (Unaudited)	F-5

Report of Independent Registered Public Accounting Firm	F-12
Balance Sheet as of December 31, 2019 and 2018 (Audited)	F-13
Statement of Operations for the Years Ended December 31, 2019 and 2018 (Audited)	F-14
Statement of Changes in Stockholders’ Deficit for the years ended December 31, 2019 and 2018 (Audited)	F-15
Statement of Cash Flows for the years ended December 31, 2019 and 2018 (Audited)	F-16
Notes to Financial Statements for the year ended December 31, 2019 (Audited)	F-17

Item 15. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 16. Financial Statements and Exhibits.

(a) Financial Statements.

The financial statements included in this Registration Statement on Form 10 are listed in Item 13 and commence following page 12.

(b) Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation
3.2	By-Laws
10.1	Promissory Note to Charles Arnold
10.2	Merger Agreement between Community Redevelopment Inc. and Crosswind Renewable Energy Corp.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

cROSSWIND RENEWABlE ENERGY CORP.

Date: March 10, 2021	By:	/s/ Charles Arnold
Charles Arnold
Director, CEO

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CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

BALANCE SHEET

ASSETS	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Current Assets
Cash and Cash Equivalents	$500	$–

Total Current Assets	500	–

Total Assets	$500	$–

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
Loans from Shareholder	$760,737	$732,854
Total Current Liabilities	760,737	732,854
Total Liabilities	760,737	732,854

Shareholders' Deficit
Common Stock: $0.001 par value, 150,000,000 shares authorized, 125,048,768 and 125,048,769 shares issued and outstanding at December 31, 2019 and December 31, 2018	125,048	125,048
Accumulated deficit	(885,285)	(857,902)
Total Shareholders' Deficit	(760,237)	(732,854)
Total Liabilities and Shareholders' Deficit	$500	$–

See accompanying notes to financial statements

F-1

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

STATEMENT OF OPERATIONS

NINE MONTHS ENDED

	September 30, 2020	September 30, 2019
	(Unaudited)	(Unaudited)

REVENUE	$–	$–

EXPENSES
General and administrative	(27,383)	(34,184)
Total Expenses	(27,383)	(34,184)

OPERATING LOSS	(27,383)	(34,184)

Total Other Income (Expense)	–	–

NET INCOME (LOSS)	$(27,383)	$(34,184)

Net Income (Loss) per Common Share: Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Common Shares Outstanding: Basic and Diluted	125,048,768	125,048,768

See accompanying notes to financial statements

F-2

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Unaudited)

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total

Balance January 1, 2018	125,048,768	$125,048	$(817,140)	$(692,092)

Net Income/(Loss)	–	–	–	–

Balance December 31, 2018	125,048,768	125,048	(817,140)	(692,092)

Net Income/(Loss)	–	–	(40,762)	(40,762)

Balance December 31, 2019	125,048,768	$125,048	$(857,902)	$(732,854)

Net Income/(Loss)	–	–	(27,383)	(27,383)

Balance September 30, 2020	125,048,768	$125,048	$(885,285)	$(760,237)

See accompanying notes to financial statements

F-3

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED

	September 30, 2020	September 30, 2019
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(27,383)	$(34,184)
Net cash provided by (used in) operating activities	(27,383)	(34,184)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in shareholder loan	27,883	34,184
Net cash provided by financing activities	27,883	34,184

Net increase (decrease) in cash and cash equivalents	500	–
Cash and cash equivalents at beginning of period	–	–
Cash and cash equivalents at end of period	$500	$–

See accompanying notes to financial statements

F-4

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

NOTES TO AUDITED FINANCIAL STATEMENTS

For the Nine Month Period Ended

September 30, 2019 and 2018

NOTE 1. NATURE OF OPERATIONS

Nature of Business

Crosswind Renewable Energy Corporation {The "Company") was incorporated in the state of Oklahoma on August 16, 2010 for the purpose of marketing renewable energy, sales and marketing of turbines, lighting and solar energy sources. The Company had limited marketing activity from 2013-2016 due to the illness of the principal stockholder and Chief Executive Officer. The Company is currently conducting operations and is actively involved in discussions for representing numerous opportunities both in the energy producing and grow product areas of renewables.

To date, the Company has incurred significant expenses and has sustained losses. For the period from inception on August 16, 2010 {Date of Inception) through September 30, 2020, the Company has accumulated losses of $885,285.

Impact of the COVID-19 Pandemic

We have not commenced operations as yet and consequently have not been directly impacted by the Covid-19 outbreak at this time. However, the detrimental effect of the Covid-19 outbreak on the economy as a whole may have a detrimental impact on our ability to raise funding and identify an entity to merge with for the foreseeable future. We are unable to predict with any certainty the ultimate impact Covid-19 outbreak on our plans at this time.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of September 30, 2020, the Company has an accumulated deficit of approximately $885,285 since inception, and the Company has had negative cash flows from operations since inception. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. This raises substantial doubt about its ability to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP") and the rules of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the periods presented have been reflected herein.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-5

Cash and Cash Equivalents

We maintain cash balances in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. As of September 30, 2020, our cash balance was $500.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 – Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of our accounts payable, accrued expenses - related party and loan payable – related party. The carrying amount of our prepaid accounts payable, accrued expenses- related parties and loan payable – related party approximates their fair values because of the short-term maturities of these instruments

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of our membership interests including such person's immediate families, (ii) our management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with us, or (iv) anyone who can significantly influence our financial and operating decisions. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. See Notes 5 and 6 below for details of related party transactions in the period presented.

Fixed Assets

We owned no fixed assets as of September 30, 2020.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) as assets, operating lease non-current liabilities, and operating lease current liabilities in the Company’s balance sheet. Finance leases are property and equipment, other current liabilities, and other non-current liabilities in the balance sheet.

F-6

ROU assets represent the right to use an asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over lease term. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating ROU asset also includes any lease payments made and exclude lease incentives. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company was not party to any lease transactions during the period ended September 30, 2020.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Uncertain Tax Positions

We evaluate tax positions in a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We classify gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long-term liabilities in the financial statements.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when the entity satisfies a performance obligation

Service revenues are recognized as the services are performed in proportion to the transfer of control to the customer and real estate revenues are recognized at the time of sale when consideration has been exchanged and title has been conveyed to the buyer. At this time, we have not identified specific planned revenue streams.

During the period from August 16, 2010 (Inception) to September 30, 2020, we did not recognize any revenue.

Advertising Costs

We expense advertising costs when advertisements occur.  No advertising costs were incurred during the nine-month periods ended September 30, 2020 and September 30, 2019 respectively.

F-7

Stock Based Compensation

The cost of equity instruments issued to non-employees in return for goods and services is measured by the grant date fair value of the equity instruments issued. The cost of employee services received in exchange for equity instruments is based on the grant date fair value of the equity instruments issued.

Net Loss per Share Calculation

Basic net loss per common share ("EPS") is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

No potentially dilutive debt or equity instruments were issued or outstanding during the period ended September 30, 2020.

Recently Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and do not believe any of these pronouncements will have a material impact on our financial statements.

NOTE 4. LOAN PAYABLE – RELATED PARTY

The principal stockholder and the past CEO have advanced funds to the Company from time to time. As of September 30, 2020, the liability to the stockholder was $760,737. However, as part of the Merger Agreement between the parties, the Company issued 125,000,000 (pre-split) common shares, converting 100% of the above-referenced advances of the prior Director, eradicating this debt from the books. For various reasons, said issuance was delayed until February, 2021 and has now taken place, as such full consideration has been given from the Acquiring public company. Additionally, the company is planning a reverse split in the immediate future of 100:1, as such the amounts of shares issued were at a post-split amount, placing the parties in the same pro-rata position as indicated in the Agreement between them

The Company is leasing office space from a stockholder at a monthly rate of $750. The lease term is six months and is renewable. Management intends to renew the lease for an additional six months.

NOTE 5. INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that affect fiscal 2018, including, but not limited to requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years. The Tax Act also establishes new tax laws that will affect 2018 and later years, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 34% to 21%, a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries, net operating loss deduction limitations, a base erosion, anti-tax abuse tax and a deduction for foreign-derived intangible income and a new provision designed to tax global intangible low-taxed income.

We did not provide any current or deferred US federal income tax provision or benefit for any of the period September 30, 2020 and 2019 as, after adjusting for the non-taxable gain on the sale of our subsidiary company, we incurred tax losses during the period. When it is more likely than not, that a tax asset cannot be realized through future income, we must record an allowance against any future potential future tax benefit. We have provided a full valuation allowance against the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carry forward periods.

The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements for the period September 30, 2020 and 2019 as defined under ASC 740, "Accounting for Income Taxes." We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of the accumulated deficit on the balance sheet.

F-8

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes.

The sources and tax effects of the differences for the periods presented are as follows:

2020

Statutory U.S. Federal Income Tax Rate	21%

Change in Valuation Allowance	(21)%
Effective Income Tax Rate	0%

A reconciliation of the income taxes computed at the statutory rate is as follows:

	September 30, 2020	September 30, 2019
NOL Carryover	$292,144	$291,687
Valuation Allowance	(292,144)	(291,687)
Net Deferred Asset	$–	$–

NOTE 6. COMMITMENTS & CONTINGENCIES

Legal Proceedings

We were not subject to any legal proceedings during the period September 30, 2020 and 2019, and, to the best of our knowledge, no legal proceedings are pending or threatened.

Contractual Obligations

We are not party to any contractual obligations at this time.

NOTE 7. SHAREHOLDERS’ DEFICIT

Capital Stock.

The Company is authorized by its original Certificate of Incorporation to issue an aggregate of 150,000,000 shares of capital stock, of which all 150,000,000 are shares of Common Stock, no Preferred Stock having been created nor issued. As of the date of filing this Registration Statement, 125,048,768 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding. On February 11, 2021, the Company raised its Authorized stock to 3 Billion shares, no preferred having been created nor issued. As of the date of filing this Amended Registration Statement, 2,495,499,668 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Company’s board of directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

F-9

Preferred Stock

To date, no Preferred Stock has been Authorized nor issued.

Warrants

No warrants were issued or outstanding during the nine -month periods ended September 30, 2020.

Stock Options

We currently have no stock option plan.

No stock options were issued or outstanding during the nine - month period ended September 30, 2020.

NOTE 8. MERGER

On July 6, 2020, the Company acquired the assets and liabilities of RCK Development LLC in a merger agreement whereby Community Redevelopment Inc is the surviving entity. To effect this merger, the Company has issued restricted Treasury stock representing 2,250,000,000 (pre-split) common shares. Additionally, the Company issued 125,000,000 (pre-split) common shares, converting 100% of the shareholder advances of a prior stockholder of $745,180, eradicating this debt from the books. For various reasons, said issuance was delayed until February, 2021 and has now taken place, as such full consideration has been given from the Acquiring public company. Additionally, the company is planning a reverse split in the immediate future of 100:1, as such the amounts of shares issued were at a post-split amount, placing the parties in the same pro-rata position as indicated in the Agreement between them. The current issued and outstanding of the Company is now 2,495,499,668.

NOTE 9. SUBSEQUENT EVENTS

There have been no significant events since the balance sheet date to warrant disclosure. Management does not feel that the Covid pandemic has affected operations of the company.

F-10

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

December 31, 2019

F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

20295 NE 29th Place #200

Aventura, Florida 33180

Opinion on the financial statements

We audited the accompanying balance sheets of Crosswind Renewable Energy Corporation (“the Company”) as of December 31, 2019 and 2018 and the related statements of operations, stockholders’ equity, and cash flows for years then ended and the related notes (collectively referred to as “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses, has accumulated a significant deficit, has negative cash flows from operations, and currently has no revenues. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits. we are required to obtain an understanding of internal control over financial reporting not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/Sd/ M.S. Madhava Rao

M. S. Madhava Rao, Chartered Accountant

Bangalore, India

December 31, 2020

F-12

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

BALANCE SHEET

ASSETS	December 31, 2019	December 31, 2018
	(Audited)	(Audited)
Current Assets
Cash and Cash Equivalents	$–	$–

Total Current Assets	–	–

Total Assets	$–	$–

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
Loans from Shareholder	$732,854	$692,092
Total Current Liabilities	732,854	692,092
Total Liabilities	732,854	692,092

Shareholders' Deficit
Common Stock: $0.001 par value, 150,000,000 shares authorized, 125,048,768 and 125,048,769 shares issued and outstanding at December 31, 2019 and December 31, 2018	125,048	125,048
Accumulated deficit	(857,902)	(817,140)
Total Shareholders' Deficit	(732,854)	(692,092)
Total Liabilities and Shareholders' Deficit	$–	$–

The accompanying notes are an integral part of these audited financial statements

F-13

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED December 31, 2019	FOR THE YEAR ENDED December 31, 2018
	(Audited)	(Audited)

REVENUE	$–	$–

EXPENSES
General and administrative	40,762	–
Total Expenses	40,762	–

OPERATING LOSS	(40,762)	–

Total Other Income (Expense)	–	–

NET INCOME (LOSS)	$(40,762)	$–

Net Income (Loss) per Common Share: Basic and Diluted	$(0.00)	$0.00

Weighted Average Common Shares Outstanding: Basic and Diluted	125,048,768	125,048,768

The accompanying notes are an integral part of these audited financial statements

F-14

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

STATEMENT OF STOCKHOLDERS’ DEFICIT

DECEMBER 31, 2019

(Audited)

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total

Balance January 1, 2018	125,048,768	$125,048	$(817,140)	$(692,092)

Net Income/(Loss)	–	–	–	–

Balance December 31, 2018	125,048,768	125,048	(817,140)	(692,092)

Net Income/(Loss)	–	–	(40,762)	(40,762)

Balance December 31, 2019	125,048,768	$125,048	$(857,902)	$(732,854)

The accompanying notes are an integral part of these audited financial statements

F-15

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

STATEMENTS OF CASH FLOWS

(Audited)

	For the Year Ended December 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(40,962)	$–
Net cash provided by (used in) operating activities	(40,962)	–

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in shareholder loan	40,962	–
Net cash provided by financing activities	40,962	–

Net increase (decrease) in cash and cash equivalents	–	–
Cash and cash equivalents at beginning of period	–	–
Cash and cash equivalents at end of period	$–	$–

The accompanying notes are an integral part of these audited financial statements

F-16

CROSSWIND RENEWABLE ENERGY CORPORATION

a/k/a COMMUNITY REDEVELOPMENT INC.

NOTES TO AUDITED FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1. NATURE OF OPERATIONS

Nature of Business

Crosswind Renewable Energy Corporation (The "Company") was incorporated in the state of Oklahoma on August 16, 2010 for the purpose of marketing renewable energy, sales and marketing of turbines, lighting and solar energy sources. The Company had limited marketing activity from 2013-2016 due to the illness of the principal stockholder and Chief Executive Officer. The Company is currently conducting operations and is actively involved in discussions for representing numerous opportunities both in the energy producing and grow product areas of renewables.

To date, the Company has incurred significant expenses and has sustained losses. For the period from inception on August 16, 2010 (Date of Inception) through December 31, 2019, the Company has accumulated losses of $857,902.

Impact of the COVID-19 Pandemic

We have not commenced operations as yet and consequently have not been directly impacted by the Covid-19 outbreak at this time. However, the detrimental effect of the Covid-19 outbreak on the economy as a whole may have a detrimental impact on our ability to raise funding and identify an entity to merge with for the foreseeable future. We are unable to predict with any certainty the ultimate impact Covid-19 outbreak on our plans at this time.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2019, the Company has an accumulated deficit of approximately $857,902 since inception, and the Company has had negative cash flows from operations since inception. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. This raises substantial doubt about its ability to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP") and the rules of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the periods presented have been reflected herein.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We maintain cash balances in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. As of December 31, 2020, our cash balance was $0.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

F-17

Level 2 – Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of our accounts payable, accrued expenses - related party and loan payable – related party. The carrying amount of our prepaid accounts payable, accrued expenses- related parties and loan payable – related party approximates their fair values because of the short-term maturities of these instruments

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of our membership interests including such person's immediate families, (ii) our management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with us, or (iv) anyone who can significantly influence our financial and operating decisions. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. See Notes 5 and 6 below for details of related party transactions in the period presented.

Fixed Assets

We owned no fixed assets as of December 31, 2019.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) as assets, operating lease non-current liabilities, and operating lease current liabilities in the Company’s balance sheet. Finance leases are property and equipment, other current liabilities, and other non-current liabilities in the balance sheet.

ROU assets represent the right to use an asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over lease term. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating ROU asset also includes any lease payments made and exclude lease incentives. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company was not party to any lease transactions during the period ended December 31, 2019.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Uncertain Tax Positions

We evaluate tax positions in a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We classify gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long-term liabilities in the financial statements.

F-18

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when the entity satisfies a performance obligation

Service revenues are recognized as the services are performed in proportion to the transfer of control to the customer and real estate revenues are recognized at the time of sale when consideration has been exchanged and title has been conveyed to the buyer. At this time, we have not identified specific planned revenue streams.

During the period from August 16, 2010 (Inception) to December 31, 2019, we did not recognize any revenue.

Advertising Costs

We expense advertising costs when advertisements occur.  No advertising costs were incurred during the nine-month periods ended December 31, 2019 and December 31, 2018 respectively.

Stock Based Compensation

The cost of equity instruments issued to non-employees in return for goods and services is measured by the grant date fair value of the equity instruments issued. The cost of employee services received in exchange for equity instruments is based on the grant date fair value of the equity instruments issued.

Net Loss per Share Calculation

Basic net loss per common share ("EPS") is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

No potentially dilutive debt or equity instruments were issued or outstanding during the periods ended December 31, 2019 and 2018

Recently Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and do not believe any of these pronouncements will have a material impact on our financial statements.

NOTE 4. LOAN PAYABLE – RELATED PARTY

The principal stockholder and the immediate past CEO have advanced funds to the Company from time to time. As of December 31, 2019, and December 31, 2018, the liability to the stockholders is $732,854 and $692,092 respectively. As part of the July 6, 2020 Merger Agreement, the parties agreed to issue 125,000,000 (pre-split) shares from Treasury to convert all of this outstanding debt in full accord and satisfaction. Said shares were issued, and as such, the debt is no longer on the books of the company.

The Company is leasing office space from a stockholder at a monthly rate of $750. The lease term is six months and is renewable. Management intends to renew the lease for an additional six months.

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NOTE 5. INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that affect fiscal 2018, including, but not limited to requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years. The Tax Act also establishes new tax laws that will affect 2018 and later years, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 34% to 21%, a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries, net operating loss deduction limitations, a base erosion, anti-tax abuse tax and a deduction for foreign-derived intangible income and a new provision designed to tax global intangible low-taxed income.

We did not provide any current or deferred US federal income tax provision or benefit for any of the period September 30, 2020 and 2019 as, after adjusting for the non-taxable gain on the sale of our subsidiary company, we incurred tax losses during the period.  When it is more likely than not, that a tax asset cannot be realized through future income, we must record an allowance against any future potential future tax benefit.  We have provided a full valuation allowance against the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carry forward periods.

The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements for the period September 30, 2020 and 2019 as defined under ASC 740, "Accounting for Income Taxes." We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of the accumulated deficit on the balance sheet.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes.

The sources and tax effects of the differences for the periods presented are as follows:

2020

Statutory U.S. Federal Income Tax Rate	21%

Change in Valuation Allowance	(21)%
Effective Income Tax Rate	0%

A reconciliation of the income taxes computed at the statutory rate is as follows:

	December 31, 2019	December 31, 2018
NOL Carryover	$283,108	$277,828
Valuation Allowance	(283,902)	(277,828)
Net Deferred Asset	$–	$–

NOTE 6. COMMITMENTS & CONTINGENCIES

Legal Proceedings

We were not subject to any legal proceedings during the period December 31, 2019 and 2018 and, to the best of our knowledge, no legal proceedings are pending or threatened.

Contractual Obligations

We are not party to any contractual obligations at this time.

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NOTE 7. SHAREHOLDERS’ DEFICIT

Capital Stock.

The Company was authorized by its Certificate of Incorporation to issue an aggregate of 150,000,000 shares of capital stock, of which all 150,000,000 are shares of Common Stock, no Preferred Stock having been created nor issued. On February 11th, 2021, the company increased their Authorized share count to 3 Billion shares to accommodate for the issuance of the Acquisition shares in post-split amounts. As of the date of filing this Amended Registration Statement, 2,495,499,668 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Company’s board of directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Preferred Stock

To date, no Preferred Stock has been Authorized nor issued.

Warrants

No warrants were issued or outstanding during the nine-month periods ended December 31, 2019 and 2018 respectively.

Stock Options

We currently have no stock option plan.

No stock options were issued or outstanding during years ended December 31, 2019 and 2018 respectively.

NOTE 8. SUBSEQUENT EVENTS

On July 6, 2020, the Company acquired the assets and liabilities of RCK Development LLC in a merger agreement whereby. Community Redevelopment Inc is the surviving entity. To effect this merger, the Company issued restricted Treasury stock representing 25,000,000,000 (2,250,000,000 pre-split) common shares. Additionally, the Company issued 12,500,000,000 (125,000,000 pre-split) common shares, converting 100% of the shareholder advances of a prior stockholder of $745,180, eradicating this debt from the books. There have been no issuances since this time.

On February 11th, 2021 the company increased their Authorized share count to 3 Billion shares to accommodate for the issuance of the post-split amounts.

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